FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation 2900, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4

2.	Date of Material Change July 20, 2004

3.

News Release

A press release dated July 20, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews (Canada and U.S. disclosure package) on July 20, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change

On July 20, 2004, TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced the acquisition of a new exploration project in the Arab Republic of Egypt.

TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This Agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession.

Ross Clarkson, President & CEO of TransGlobe stated, "The Nuqra Concession provides a rare exploration opportunity, a large land position in an under-explored rift basin. Rift basins can be very productive petroleum producers. To the north and south of Nuqra are two rift basins with large oil fields; the Gulf of Suez and the Muglud basin in Sudan. TransGlobe has made several discoveries in the Yemen rift basins and the Nuqra Concession's petroleum system appears to be analogous to the Masila Basin in Yemen. We hope that Nuqra will build upon our success in Yemen, while expanding and diversifying TransGlobe's presence in the Middle East."

Under the terms of this agreement TransGlobe Egypt will earn 50% of the Nuqra Concession by paying 100% of the initial US$6.0 million of expenditures in the Stage 1 and the Stage 2 work programs. TransGlobe Egypt will hold a 50% working interest in the Nuqra Concession, subject to the approval of the Egyptian government. The assignment documents were submitted for approval on July 20th. QEL will hold a 30% working interest in the Concession and Rampex will hold a 20% working interest. After earning, costs will be shared 60% TransGlobe Egypt, 40% QEL and Rampex will be carried until first production. The cost of the Rampex carry will be recovered by TransGlobe Egypt and QEL from 100% of the Rampex cost oil and 50% of the Rampex production sharing oil. TransGlobe Egypt will become Operator of the Nuqra Block.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officer For further information, please contact Ross G. Clarkson, President & Chief Executive Officer, by telephone at (403) 264-9888 or by fax at (403) 264-9898.

9.	Date of Report July 20, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES EXPANSION OF INTERNATIONAL EXPLORATION FOCUS

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, July 20, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the acquisition of a new exploration project in the Arab Republic of Egypt.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This Agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession.

Ross Clarkson, President & CEO of TransGlobe states, "The Nuqra Concession provides a rare exploration opportunity, a large land position in an under-explored rift basin. Rift basins can be very productive petroleum producers. To the north and south of Nuqra are two rift basins with large oil fields; the Gulf of Suez and the Muglud basin in Sudan. TransGlobe has made several discoveries in the Yemen rift basins and the Nuqra Concession's petroleum system appears to be analogous to the Masila Basin in Yemen. We hope that Nuqra will build upon our success in Yemen, while expanding and diversifying TransGlobe's presence in the Middle East."

Under the terms of this agreement TransGlobe Egypt will earn 50% of the Nuqra Concession by paying 100% of the initial US$6.0 million of expenditures in the Stage 1 and the Stage 2 work programs. TransGlobe Egypt will hold a 50% working interest in the Nuqra Concession, subject to the approval of the Egyptian government. The assignment documents were submitted for approval on July 20th. QEL will hold a 30% working interest in the Concession and Rampex will hold a 20% working interest. After earning, costs will be shared 60% TransGlobe Egypt, 40% QEL and Rampex will be carried until first production. The cost of the Rampex carry will be recovered by TransGlobe Egypt and QEL from 100% of the Rampex cost oil and 50% of the Rampex production sharing oil. TransGlobe Egypt will become Operator of the Nuqra Block.

The Nuqra Concession is located in Upper Egypt near of the city of Luxor on the east bank of the Nile River. The concession encompasses over two-thirds of the Kom Ombo Basin, a rift basin analogous to the Gulf of Suez Basin, the Marib Basin in the Republic of Yemen, and the Muglad Basin in Sudan, all of which contain major reserves. The Nuqra Concession contains more than 30,000 square kilometers or 7,500,000 acres of exploration lands with 13 seismically defined leads identified from over 4,000 km of existing 2D seismic. Seismic and well data have confirmed the existence of Jurassic and Cretaceous sediments and the presence of a petroleum system which could potentially hold significant oil reserves. The Concession fiscal terms allow for the recovery of costs from 40% of production. The remaining balance of 60% of production is then shared on a 70:30 basis between the government and the contractor, respectively. Production sharing above 25,000 Bopd is shared on an 80:20 basis.

Continued

The Nuqra Concession Agreement Stage 1 work program requires expenditure of US$2.0 million to reprocess existing seismic and to shoot new seismic within the first two years. Upon expiry of the Stage 1 term, there is an option to proceed to the Stage 2 work program. Stage 2 requires completion of a two well drilling program, with a minimum expenditure of US$4.0 million, over a period of three years. Upon expiry of the Stage 2 term there is an option to proceed to the Stage 3 work program. Stage 3 requires completion of a two well drilling program, with a minimum expenditure of US$ 5.0 million, over a final three year term. Exploitation of discovered commercial fields will continue under a Development Lease for a further 20 years.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. In addition to its 50% interest in the Nuqra Concession, the Company holds, in the Republic of Yemen: a 25% working interest in Block S-1; a 33% working interest in Block 72; and a 13.81% working interest in Block 32. Block S-1 commenced production in March 2004 and is producing approximately 3,200 Bopd (800 Bopd to TransGlobe) with plans to increase to over 10,000 Bopd (2,500 Bopd to TransGlobe) in 2005. Block 72 is a new exploration area for TransGlobe where exploration operations are expected to commence in 2005. In Block 32, the Tasour field was developed and placed on production in 2000 and is currently producing approximately 20,000 Bopd (approximately 2,750 Bopd to TransGlobe), having produced in excess of 17 millions barrels to date. TransGlobe also has producing oil and gas properties in Alberta, Canada. Additional information on the Nuqra Concession and TransGlobe's other properties can be found on the Company's website at www.trans-globe.com .

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 – 5 th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com